October 22, 2024

Katherine Ramundo
Chief Legal Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin 2, Ireland

       Re: Aptiv PLC
           Preliminary Proxy Statement on Schedule 14A
           Filed October 15, 2024
           File No. 001-35346
Dear Katherine Ramundo:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 15, 2024
General

1. We note your disclosure that the New Aptiv Shares will be issued pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act. Please provide the legal analysis you used in determining the availability of the exemption.
       Please also revise your disclosure where appropriate in the proxy statement to discuss the exemption in further detail. Refer to Staff Legal Bulletin No. 3A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.
 October 22, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing